

November 21, 2014

Via E-mail
Mr. Diego E. Roca
Chief Financial Officer & Executive Vice President
Dominion Minerals Corp.
410 Park Avenue
15th Floor
New York, NY

>   **Re: Dominion Minerals Corp.**
>   **Form 10**
>   **Filed October 31, 2014**
>   **File No. 000-52696**

Dear Mr. Roca:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1. Please update the disclosure throughout this section as of the most recent practicable date. For instance, we note the disclosure on page six regarding the granting of the mineral concession in April 2006 and the potential renewal period. We also note the disclosure on page 12 that the updated NI-43-101 report, published in August 2008, will serve as the basis for the next 10,000 meter drill program planned for the second quarter of 2009.

2. Discuss in greater detail your planned exploration in phases two and three. Discuss the estimated costs associated with each. Discuss the impact lack of funding and legal issues may have on the proposed timing. Also, discuss your business plan if you are unable to resolve the legal issues in your favor.

3. Please revise to discuss the competitive business conditions in the copper industry. Please also discuss the company's competitive position and methods of competition in the mining exploration industry. Refer to Item 101(h)(4)(iv) of Regulation S-K. Please also provide the disclosure required by Item 101(h)(4)(viii), and (ix) of Regulation S-K.

4. Please disclose the total number of employees, in addition to the number of full time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

5. We note that you were previously delinquent in your reporting obligations. Please add disclosure.

Item 2. Financial Information, page 17

6. Please expand and supplement your comparative table with a discussion to facilitate an investor's understanding of your financial condition, changes in financial condition, results of operations, liquidity and capital resources. See Item 303(a)(1) through (4) of Regulation S-K. Include a year over year comparison of fiscal years 2013 with 2012 and another that compares the six month interim periods ended June 30, 2014 and 2013.

7. Please add disclosure to discuss the Convertible Promissory Note, which is currently in default, including the rights of the holder as a result of the default.

Item 4. Security Ownership of Certain Beneficial Owners, page 18

8. We note that the holders of the preferred stock have the right as a class to vote 80% of all votes to be cast on any matter by the combined preferred and common stock. Please revise the beneficial ownership of the common stock to include the voting rights of the preferred stock, since they are voting as a class.

9. Please disclose the control person(s) behind each entity listed in the beneficial ownership table. This includes disclosing the natural persons who are control persons for Investment Group, rather than the entities. Lastly, to the extent any individual is deemed the control person for Investment Group, that person would be deemed the beneficial owner of all of the shares held by Investment Group, rather than a percentage. Please revise or advise.

Item 5. Directors, Executive Officers and Significant Employees, page 20

10. Please discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company. See Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, Page 20

11. Please provide the summary compensation table in the form required by Item 402 of Regulation S-K and include the dollar amounts. We note the compensation due to officers on the balance sheet in the financial statements. Also, please discuss the compensation arrangements or agreements with your named executive officers as exhibits and file any agreements as exhibits.

Report of Independent Registered Public Accounting Firm, page 27

12. Please confirm that your independent accountant has audited the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficit) and cash flows for the two years ended December 31, 2013 and, if so, obtain and file via amendment to your Form 10 a revised audit report that indicates such in the first and third paragraphs of the report.

Consolidated Financial Statements, page 28

13. Please update your financial statements. Refer to Rule 8-08 of Regulation S-X.

Item 15. Financial Statements and Exhibits, page 47

14. We note that you have filed Section 302 and Section 906 Certifications with your Form 10-12G under Exhibit 31 and 32, respectively. Please remove these exhibits in your next amendment. Refer to Item 601 of Regulation S-K.

Exhibits

15. We note that you appear to be incorporating by reference a number of the exhibits. Please reference the prior filing or submission in which the document was originally filed. See Item 10(d) of Regulation S-K.

16. Please file the convertible loan agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director